Exhibit 99.2

U Power Limited Announces Closing of Initial Public Offering

Shanghai, China, April 24, 2023 (GLOBE NEWSWIRE) - U Power Limited (Nasdaq: UCAR) (the “Company” or “U Power”), a vehicle sourcing services provider with a vision to becoming a comprehensive EV battery power solution provider in China, today announced the closing of its initial public offering (the “Offering”) of 2,416,667 ordinary shares at a public price of US$6.00 per ordinary share. The gross proceeds of the Offering were approximately US$14.50 million, before deducting underwriting discounts and commissions, and other offering expenses. The ordinary shares began trading on the Nasdaq Capital Market on April 20, 2023, under the symbol “UCAR.”

Net proceeds from the Offering will be used for developing and marketing UOTTA-powered EVs, manufacturing and developing UOTTA-powered battery-swapping stations, developing and upgrading UOTTA technologies, and working capital purposes.

The Offering was conducted on a firm commitment basis. WestPark Capital, Inc. was the sole book running manager for the Offering and Orientiert XYZ Securities Limited was a co-manager. Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Company, and Hogan Lovells acted as U.S. securities counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-268949), as amended, and was declared effective by the SEC on March 31, 2023. The Offering was made only by means of a prospectus forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA 90067, by phone at (310) 203-2919, or by email at syndicate@wpcapital.com. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About U Power Limited

U Power Limited is a vehicle sourcing services provider, with a vision to becoming an EV market player primarily focused on its proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs. Since its operation in 2013, the Company has established a vehicle sourcing network in China's lower-tier cities. The Company currently holds 14 issued patents and has 24 pending patent applications for UOTTA technology. The Company has developed two types of battery-swapping stations for compatible EVs and is operating one manufacturing factory in Zibo City, Shandong Province, China. For more information, please visit the Company's website: http://ir.upincar.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

U Power Limited

Investor Relations Department

Email: ir@upincar.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com